iCoreConnect, Inc.

529 Crown Point Road, Suite 250

Ocoee, Florida 34761

July 19, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC  20549

Re:	iCoreConnect, Inc. Registration Statement on Form S-1 File No. 333-280131

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, iCoreConnect, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 P.M. (Eastern Time) on July 22, 2024, or as soon thereafter as possible on such date.

Very truly yours, iCoreConnect, Inc.

By:	/s/ Archit Shah
Name: Archit Shah
Title: Chief Financial Officer